Filed by Agrium Inc. (Commission File No. 333-157966) Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: CF Industries Holdings, Inc.

Fundamentals of Growth Agrium and CF: Growing Across the Value Chain April 2009

Fundamentals of Growth

Important Information
This presentation does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc. (“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form
F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by
Agrium Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009, as amended. The Registration Statement on
Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY
HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED
WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION
ABOUT THE OFFER TO EXCHANGE.
In connection with the solicitation of proxies for the 2009 annual meeting of stockholders of CF, Agrium and its wholly-owned subsidiary North Acquisition
Co. (“North”) filed a definitive proxy statement with the SEC on April 6, 2009.  The definitive proxy statement of Agrium and North and accompanying proxy card will be mailed to stockholders of CF. INVESTORS AND SECURITY HOLDERS OF CF ARE URGED TO READ THE PROXY STATEMENT AND
OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION.
Copies of any documents filed by Agrium with the SEC are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake
Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8.  Free copies of any such documents can also be obtained by calling Georgeson Inc. toll-free at
(866) 318-0506.
Agrium, North, their respective directors and executive officers and certain other persons are deemed to be participants in the solicitation of proxies from
CF stockholders for CF’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the definitive proxy statement filed by Agrium and North with the SEC on
April 6, 2009.
Agrium, North, their respective directors and executive officers and certain other persons may be deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated April 3, 2009 relating to the annual general meeting of its shareholders to be held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.
All information in this presentation concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Fundamentals of Growth

Forward-Looking Statements
Certain statements and other information included in this presentation constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or “forward-looking statements” (together, “forward-looking statements”).  All statements in this presentation, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-
looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.  Events or circumstances that could cause actual results to differ materially from those in the forward-
looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction,
Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and
CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and  price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.  Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this presentation as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.
These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.
All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, closing the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

Fundamentals of Growth

Revised Offer Summary
76% Agrium and 24% CF Pro Forma Ownership:
• $35.00 in cash and 1 Agrium share
• Aggregate consideration of $1.8 billion cash and 50.2 million shares
• CF shareholders may elect mixed consideration, or cash or shares, subject to proration
Consideration:
Committed debt facilities from Royal Bank of Canada and The Bank of Nova
Scotia
Financing:
• Negotiation of definitive merger agreement
• CF offer for Terra terminated
• Receipt of regulatory and other customary approvals
• Absence of any material adverse changes to CF or its business
• Our ability to conduct limited confirmatory due diligence
Key Conditions:
• Cash component increase of $3.30, or 10.4% over Agrium’s initial cash component
• 35% to CF closing price on February 24 and 48% to 30-day VWAP through
February 24 (based on mixed consideration and Agrium price on March 26)
Premium:
Agrium to combine with CF in a cash and stock deal Offer:

Fundamentals of Growth 5 Withhold Vote Campaign

Fundamentals of Growth

Background
•
Agrium files exchange offer to acquire CF (3/16)
– Disclosed 2.6% toe-hold position established in February
Mar 15
•
CF files 14D-9 (3/23)
•
Agrium increases offer to acquire CF (3/27)
– $35.00 in cash plus 1 Agrium share
– Launches withhold vote campaign; files preliminary proxy
– Announces that shortly after 2/25 initial proposal it had commenced informal discussions with FTC; formal HSR filing on 3/24
• CF restructures collar; claims value of revised offer increased to $30.50 (3/23)
•
Terra Board rejects CF’s revised proposal (3/24)
Mar 22
•
CF Board rejects Agrium’s proposal (3/9)
•
CF amends proposal to acquire Terra (3/9)
– Introduces collar; claims value of revised offer increased to $27.50
– Restructured offer to include non-voting preferred stock
• Attempting to circumvent CF stockholder vote
• Potentially in contravention of NYSE voting rules
•
Terra Board rejects CF’s revised proposal (3/11)
• CF launches proxy contest to elect three directors to Terra
Board (3/12)
Mar 8
•
CF Board rejects Agrium’s revised offer (3/29)
•
Agrium files amended exchange offer to acquire CF (3/30)
Mar 29
•
Agrium announces proposal to acquire CF (2/25)
– $31.70 in cash plus 1 Agrium share
– Fully-committed financing
•
CF files exchange offer to acquire Terra (2/23)
– Excessive conditionality
Feb 22
•
Terra Board rejects CF’s offer (3/5)
Mar 1
•
CF announces proposal to acquire Terra (1/15)
– 100% stock transaction, $20.00/share
– Transaction subject to CF stockholder vote under NYSE rules
CF / Terra
Jan 11
Agrium / CF Week

Fundamentals of Growth

•
CF restructured its offer for Terra for the sole purpose of
circumventing a CF stockholder vote on the Terra deal
– CF is doing an end-run around its stockholders and has taken away their vote
– We believe this highlights CF’s belief that they would lose a vote
– Even as restructured, CF’s proposed structure could violate NYSE Rule
312.03(b) regarding the need to hold a stockholder vote
•
CF has refused to engage with Agrium
– Despite our expressed willingness to increase Agrium’s offer if CF were to engage in discussions and demonstrate additional value
•
Significant CF stockholders have expressed their preference to receive a premium from Agrium rather than pay a premium for Terra
– Current CF trading levels indicate investor support for an Agrium / CF combination
– Conversations with certain CF stockholders confirm this support
CF Ignoring Interests of its Stockholders

Fundamentals of Growth

•
Three CF directors standing for re-election at CF’s annual meeting on April 21
•
Agrium filed a definitive proxy on April 6 with the SEC, and will be actively soliciting proxies from CF stockholders to withhold their votes on election of CF directors
•
Significant withhold vote percentage will send a clear and strong message to CF Board and management
We Urge CF Stockholders to Withhold Their
Votes
OUR WITHHOLD VOTE CAMPAIGN ALLOWS CF STOCKHOLDERS TO
RESTORE THEIR VOICE AND URGE THAT THE CF BOARD AND
MANAGEMENT ENGAGE IN DISCUSSIONS WITH US

Fundamentals of Growth 9 Transaction Overview

Fundamentals of Growth

Transaction Highlights
•
Compelling value for CF stockholders
– Attractive premium
– Flexibility to elect desired form of consideration (subject to proration)
•
Strong strategic fit
– Continues Agrium’s growth and diversification across the value chain
– Complementary wholesale production and distribution
– Creates leading global nitrogen producer
– Creates leading North American phosphate producer
•
Significant synergy realization opportunity
•
Strong record of growth and successful integration of acquisitions
•
Increased scale and preservation of balance sheet strength

Fundamentals of Growth

30
40
50
60
70
$80
02-Jan-09
29-Jan-09 25-Feb-09 27-Mar-09
Attractive Premium to CF Stockholders
48% $50.60 30 day VWAP
48% $50.47
60 day VWAP
40% $53.63
10 day VWAP
35% $55.58
Feb 24, 2009
39% $53.75 5 day VWAP
Premium
(1)
(1) Based on value of mixed consideration and Agrium share price as of March 26
(2) Based on value of mixed consideration and Agrium share price as of February 24
• Spread between Agrium’s offer and CF’s share price has averaged 1.5%
since announcement
– Investors supportive of Agrium/CF combination
– Market indicates transaction is likely to be consummated
• In contrast, CF’s quoted value of offers for Terra and resultant premiums are illusory, given CF’s share price is supported by Agrium’s offer
$72.00 Initial Offer
$74.90 Revised Offer
Initial
Agrium
Offer
Revised
Agrium
Offer
(1)
(2)

Fundamentals of Growth

Offer Provides Flexibility to CF Stockholders
•
Over 50% of the consideration being offered for CF is in the form of stock
– Agrium’s offer presents CF stockholders with a unique opportunity for significant long-term value while providing liquidity for those wishing to sell their CF shares at an extremely attractive price
– CF stockholders will have the opportunity to participate in further upside in fertilizer stocks, through Agrium share ownership and to participate in the realization of significant synergies associated with the combination
– Allows CF stockholders the ability to elect which form of consideration they would prefer to receive (subject to proration)
•
CF stockholders will benefit from holding shares in a company with a more diverse product and revenue mix
– Over a 5-year time frame (not just two peak years for commodity prices as presented by CF), Agrium has higher average gross margins than CF, with substantially less volatility in such margins

Fundamentals of Growth

Continues Agrium’s Growth Across the Value
Chain
* 2008 actual results include UAP contributions from date of acquisition (May 5, 2008)
Distribution
& Storage
Growers
Agrium Retail:
$5.5 billion sales*
Advanced
Technologies:
Leader in Specialty
Fertilizers
$350 million sales
Growers
Turf,
Home,
Garden
Agrium
Wholesale:
$4.7 billion sales
Nitrogen, Potash,
Phosphate & Sulphate
Distribution
& Storage
Industrial
Customers
Retail Customers
Purchase for Resale
Potash expansion
CMF distribution
MOPCO investment
Royster, ConAgra,
ADM retail, and
UAP
Hanfeng, Pursell,
NuGro, ESN
CF Acquisition

Fundamentals of Growth

0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
Agrium 2005 Agrium 2008 Combined Agrium/CF
Continues Agrium’s Growth Across the Value
Chain
2008 EBITDA:
$2.3 billion
Combined EBITDA:
$3.7 billion
* Agrium amounts reported in Canadian GAAP, and CF amounts reported in U.S. GAAP,
EBITDA for Wholesale products allocated proportionately based on gross profit
2005 EBITDA:
$646 million
• CF stockholders benefit from greater leverage to a larger more diverse wholesale business, including access to high margin potash business
• Provides CF with the stability of Agrium’s Retail and Advanced Technology businesses
Synergies
Phosphate CF
Nitrogen CF
Phosphate Agrium
Nitrogen Agrium
Potash Agrium
AAT & Other
Retail

Fundamentals of Growth

Complementary Production and Distribution
Potash
Production
Phosphate Mine
Phosphate
Production
Nitrogen Production
Granulation
Production
Storage
Magellan Pipeline
Phosphate Mine
Phosphate
Production
Nitrogen Production
Storage
Valero Pipeline
South America
Africa/Middle East
North America
Damietta
Egypt
(MOPCO)**
Bahia Blanca,
Argentina
(Profertil S.A.) *
San Nicolas
Import Terminal
(Profertil S.A.)*
Agrium
CF
Europe
Common Market Fertilizers S.A.
(CMF)***
* Profertil S.A. is 50 percent owned by Agrium Inc. and 50 percent owned by Repsol YPF, S.A. in Argentina
** 26 percent interest in MISR Oil Processing Company, S.A.E. (MOPCO) in Egypt.
*** 70 percent equity position in Common Market  Fertilizers S.A. (CMF) in Europe.

Fundamentals of Growth

Creates a Global Nitrogen Leader
6.7
6.4
3.4 3.4 3.4
3.0
2.3
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
Yara Combined
Agrium/CF
PCS Terra Agrium CF Koch
Global Nitrogen Capacity
Source: British Sulphur and IFDC

Fundamentals of Growth

Phosphate Advantages
4,307
2,370
1,673
953
775
720
376
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
5,000
Mosaic PCS Combined
Agrium/CF
CF J.R. Simplot
Co.
Agrium Mississippi
Phos Corp.
North American Phosphate Nutrient Capacity
Source: IFDC Worldwide Phosphoric Acid Capacity Listing by Plant, June 2008

Fundamentals of Growth

Synergy Opportunities
•
Anticipate annual synergies of approximately $150 million from
Agrium/CF combination
– Phased realization over three years
•
Synergies expected through
– SG&A reductions
– Procurement of plant materials, equipment and logistics services
– Efficiencies in sales, marketing and distribution
•
Expected to be accretive to both earnings and cash flow in 2010, significantly accretive in subsequent years

Fundamentals of Growth

Strong Record of Growth and Successful
Integration of Acquisitions
(1) 2008 Combined results include full year revenue for AGU and UAP by segment
0
3,000
6,000
9,000
12,000
15,000
18,000
AGU CF AGU with
Royster
CF AGU CF AGU with
UAP
CF AGU with
UAP and CF
CF
2005 2006 2007
Wholesale
AAT
Retail
2008
Combined
2008
(1) (1)
•
Agrium has invested $3.4 billion in acquisitions over the past five years and achieved synergies greater than announced and earlier than expected
•
Agrium has completed nine acquisitions and several growth initiatives across the value chain in the past five years
• In contrast, CF has announced a single acquisition of approximately $25 million and has no track record of integrating acquisitions and realizing synergies

Fundamentals of Growth

Strength, Breadth and Scale to Realize Future
Growth
•
Larger company with significantly greater trading liquidity
•
Agrium has trading volumes nearly double those of CF
(1)
(1) Based on total volume traded on the NYSE and TSX over the last twelve months
(2) Enterprise value = market capitalization + preferred equity + net debt + minority interest. Values calculated using closing prices as of April 3, 2009, and latest available balance sheet figures
(3) Enterprise value includes purchase premium offered for CF shares
28.8
19.0
12.3
10.5
5.3
3.4
2.3
1.4
9.0
11.4
8.3
3.1
0
5
10
15
20
25
$30
Potash
Corp
Mosaic Israel
Chemicals
Combined
Agrium /
CF
Yara K+S Agrium Uralkali Incitec
Pivot
CF Terra Intrepid
(3)

Fundamentals of Growth

Combined Capital Structure Remains Strong
•
Cash consideration supported by $1.4 billion in committed financing
•
Credit metrics for combined company remain in line with investment grade rating
•
Expected strong future cash flow from combined entity would allow for future additional growth and/or share buy-backs or increased dividends
Current Agrium
(1)
Combined Agrium/CF
(1,2)
Total Debt
36%
Shareholder
Equity
61%
Minority
Interest
3%
0%
20%
40%
60%
80%
100%
Current Agrium
Total Debt
36%
Shareholder
Equity
61%
Minority
Interest
3%
0%
20%
40%
60%
80%
100%
Combined Agrium/CF
(1) Based on December 31, 2008 balance sheet
(2) Based on revised exchange offer, value of consideration as at March 26, 2009

Fundamentals of Growth

Most Attractive Option for CF Stockholders
•
CF stockholders receive an attractive premium from Agrium, rather than pay a premium to Terra stockholders
•
Attractive cash component of $35.00 per share and 24 percent of a combined Agrium/CF company
•
Significant Agrium share component allows CF stockholders an opportunity to participate in further value creation, including realization of significant synergies
•
Benefit from more diverse product and revenue mix